SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e)
of the Securities Exchange Act of 1934)


ENEX  CONSOLIDATED  PARTNERS,  L.P.
-----------------------------------
(Name of the Issuer)


MIDDLE  BAY  OIL  COMPANY,  INC.
--------------------------------
(Name of Person(s) Filing Statement)


UNITS  OF  LIMITED  PARTNERSHIP  INTEREST
-----------------------------------------
(Title of Class of Securities)

__________
-------------
(CUSIP Number of Class of Securities)

          John J. Bassett
          Middle Bay Oil Company, Inc.
          1221 Lamar Street, Suite 1020
          Houston, TX  77010
          (713) 759-6808
---------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:  H. Grady Thrasher, III
          Thrasher, Whitley, Hampton & Morgan
          Five Concourse Parkway, Suite 2150
          Atlanta, GA  30328
          (770) 804-8000

This statement is filed in connection with (check the appropriate box):

     a.[ ] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e33(c)
            [Section 240.13e-3(c)] under the Securities Exchange Act of 1934.

     b.[X] The filing of a registration statement under the Securities Act of 1933.

     c.[ ] A tender offer.

     d.[ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                     Calculation of Filing Fee

         Transaction Valuation*         Amount of Filing Fee**

         $11,730,000                    $2,346

*For purposes of calculating the fee only. The filing fee was calculated pursuant to Rule O-11 of the Securities Exchange Act of 1934 and is based on the Exchange Value to be paid to the Partnership to purchase all of its oil and gas assets, as set forth in the Proposal contained in the Prospectus of Middle Bay Oil Company, Inc. to be submitted to Unitholders in the Partnership.

**1/50th of one percent of the estimated aggregate value of the Partnership's assets.

[X]Check box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its fiing.

           Amount Previously Paid:       $3,460.94
           Registration No.:             333-60447
           Filing Party:                 Middle Bay Oil Company, Inc.
           Date Filed:                   July 31, 1998; October 16, 1998

Cross-Reference Sheet to Schedule 13E-3

Item in
Schedule 13E-3           Location of Item(s) in Prospectus

1(a)         *
1(b)         Business of the Partnership
1(c)         *
1(d)         Business of the Partnership - Distribution
1(e)         *
1(f)         Certain Transactions Between the Partnership, Enex and Middle Bay
2(a)-(f)     Corporate Governance of Middle Bay
3(a)-(b)     Reasons for the Exchange Offer; Summary
4(a)         Risk Factors and Material Considerations; The Exchange Offer and
             Proposal; Method of Determining Exchange Value; Consent Procedures
4(b)         **
5(a)-(b)     The Exchange Offer and Proposal
5(c)         Comparative Rights of Security Holders; Description of Middle Bay
             Securities; Corporate Governance of Middle Bay
5(d)         Comparative Rights of Security Holders; Price Range of Middle Bay
             Stock; Dividends and Distribution
5(e)         The Exchange Offer and Proposal; Comparative Rights of Security
             Holders
5(f)         *
5(g)         **
6(a)         The Exchange Offer and Proposal
6(b)         The Exchange Offer and Proposal
6(c)         The Exchange Offer and Proposal
6(d)         **
7(a)         The Exchange Offer and Proposal; Reasons for the Exchange Offer
7(b)         Reasons for the Exchange Offer
7(c)         Summary; Reasons for the Exchange Offer
7(d)         Risk Factors and Material Considerations; Material Federal Tax
             Consequences; The Exchange Offer and Proposal; Method of
             Determining Exchange Value; Reasons for the Exchange Offer;
             Comparative Rights of Security Holders
8(a)         Summary; Reasons for the Exchange Offer; Method of Determining
             Exchange Value
8(b)         Summary; Reasons for the Exchange Offer; Method of Determining
             Exchange Value
8(c)         *
8(d)         Risk Factors and Material Considerations; Method of Determining
             Exchange Value
8(e)         Reasons for the Exchange Offer
8(f)         **
9(a)-(b)     Method of Determining Exchange Value; Reasons for the Exchange
             Offer
9(c)         Method of Determining Exchange Value; Exhibits A and D to
             Prospectus
10(a)        Business of the Partnership
10(b)        **
11           **
12(a)        Reasons for the Exchange Offer
12(b)        **
13(a)        The Exchange Offer and Proposal
13(b)        Reasons for the Exchange Offer; Risk Factors and Material
             Considerations
13(c)        **
14(a)        Selected Financial Data - Partnership; Index to Financial
             Statements
14(b)        **
15(a)        Consent Procedures
15(b)        Consent Procedures
16           *
17(a)        **
17(b)        Exhibits A and D to Prospectus
17(c)        **
17(d)        **
17(e)        The Exchange Offer and Proposal; Letter of Transmittal (Exhibit C)
17(f)        **

*The Item's response is in the Schedule 13E-3.

**The Item is not applicable or the answer thereto is in the negative.

     This Rule 13e-3 Transaction Statement (the "Schedule 13E-3") is being filed by Middle Bay Oil Company, Inc., an Alabama corporation ("Middle Bay" or the "Company"), pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder in connection with the Exchange Offer and Proposal to be made to limited partners of Enex Consolidated Partners, L.P., a New Jersey limited partnership (the "Partnership"). The purpose of the Exchange Offer is to acquire all of the issued and outstanding units of limited partnership interest ("Units") of the Partnership and to obtain the consents of the limited partners of the Partnership to sell substantially all of the Partnership's oil and gas assets to Middle Bay and liquidate the Partnership (the "Transaction"). Middle Bay filed Amendment No. 3 to Registration Statement on Form S-4 on November 12, 1998 with the Securities and Exchange Commission ("SEC"), which includes a Prospectus (the "Prospectus"). The preceding cross-reference sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Prospectus, including all exhibits thereto, is expressly and hereby incorporated herein by reference, and the responses to each item are qualified in their entirety by reference to such information. The Company anticipates filing a definitive Prospectus with the SEC contemporaneously with the filing of this Schedule 13E-3 in final form.

     The filing of this Schedule 13E-3 shall not be deemed an admission that
Section 13(e) of the Exchange Act or Rule 13e-3 thereunder is applicable to the Exchange Offer that is the subject of the Prospectus. Each of the Partnership and Middle Bay expressly disclaim that the sale of substantially all of the assets and the subsequent liquidation of the Partnership under the terms and conditions set forth in the Prospectus constitutes a "sale of substantially all of the assets of an issuer to its affiliate or group of affiliates" within the meaning of Rule 13e-3.

ITEM 1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

     (a) The name of the Issuer and address of its principal executive office are:

                 Enex Consolidated Partners, L.P.
                 1221 Lamar Street, Suite 1020
                 Houston, TX  77010

     (b) The information set forth under the caption "Business of the Partnership" in the Prospectus is incorporated herein by reference regarding the title, the amount outstanding and the number of holders of record of units of limited partnership interests (the "Units").

     (c)  There is currently no established trading market for the Units.

     (d) The information set forth under the caption "Business of the Partnership - Distribution" in the Prospectus is incorporated herein by reference.

     (e) There has been no offering, registered or exempt, of Units of the Partnership for cash in the past three years.

     (f) The information regarding the purchase of Units by the General Partner pursuant to the right of presentment under the Partnership's Limited Partnership Agreement during the Partnership's fiscal years 1997 and 1998 is set forth under the caption "Certain Transactions Between the Partnership, Enex and Middle Bay" in the Prospectus and is incorporated herein by reference. No executive officer or director of the General Partner and no person controlling the General Partner have purchased any Units during the periods indicated.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)-(f) This Statement is being filed by Middle Bay, which is the parent of the General Partner of the Partnership. Middle Bay is also the proposed purchaser of substantially all the assets of the Partnership. Middle Bay is an independent oil and gas company whose principal business is the development, acquisition and operation of oil and gas properties primarily in the Mid-Continent and Gulf Coast regions of the contiguous United States. Middle Bay's principal executive offices are located at 1221 Lamar Street, Suite 1020, Houston, Texas 77010. The information set forth in the Prospectus under the caption "Corporate Governance of Middle Bay" is incorporated herein by reference. None of the executive officers or directors of Middle Bay has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding which resulted in a judgment, decree or final order enjoining further violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws. All of the executive officers and directors of Middle Bay are citizens of the United States.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

     (a)(b) The information set forth in the Prospectus under the captions "Reasons for the Exchange Offer - Certain Transactions Between the Partnership, Enex and Middle Bay" and "Summary - General Background Information Leading Up to the Tender Offer" is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION

     (a)  The information set forth in the Prospectus under the captions
"Risk Factors and Material Considerations," "The Exchange Offer and Proposal," "Method of Determining Exchange Value" and "Consent Procedures" is incorporated herein by reference.

     (b) There are no terms or arrangements concerning the transaction which are not identical for the security holders of the same class of securities of the Partnership.

ITEM 5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

     (a)-(b) The information set forth in the Prospectus under the caption "The Exchange Offer and Proposal" is incorporated herein by reference.

     (c) No change in management of the Partnership will occur as the Partnership will be dissolved if the Proposal is approved. If the Proposal is approved, the information set forth in the Prospectus under the captions "Comparative Rights of Security Holders," "Description of Middle Bay Securities" and "Corporate Governance of Middle Bay" is incorporated herein by reference.

     (d) The information set forth in the Prospectus under the captions "Comparative Rights of Security Holders" and "Price Range of Middle Bay Common Stock; Dividends and Distribution" is incorporated herein by reference.

     (e)  The information set forth in the Prospectus under the captions
"The Exchange Offer and Proposal" and "Comparative Rights of Security Holders" is incorporated herein by reference.

     (f) If limited partners approve the Proposal and the Partnership is liquidated and dissolved, the Partnership will become eligible for suspension of reporting requirements and termination of registration under the Exchange Act.

     (g) The Partnership does not currently have an obligation to file reports pursuant to Section 15(d) of the Exchange Act.

ITEM 6.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The information set forth in the Prospectus under the caption "The Exchange Offer and Proposal" is incorporated herein by reference.

     (b)  The information set forth in the Prospectus under the caption
"The Exchange Offer and Proposal - Expenses; Fees" is incorporated herein by reference.

     (c)  The information set forth in the Prospectus under the caption
"The Exchange Offer and Proposal - Expenses; Fees" is incorporated herein by reference.

     (d)  Not applicable.

ITEM 7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

     (a) The information set forth in the Prospectus under the captions "The Exchange Offer and Proposal" and "Reasons for the Exchange Offer" is incorporated herein by reference.

     (b) The information set forth in the Prospectus under the caption "Reasons for the Exchange Offer" is incorporated herein by reference.

     (c) The information set forth in the Prospectus under the captions "Reasons for the Exchange Offer" and "Summary - Background Information Leading Up to the Exchange Offer" is incorporated herein by reference.

     (d) The information set forth in the Prospectus under the captions "Risk Factors and Material Considerations," "Material Federal Tax
Consequences," "The Exchange Offer and Proposal," "Method of Determining Exchange Value," "Reasons for the Exchange Offer" and "Comparative Rights of Security Holders" is incorporated herein by reference.

ITEM 8.   FAIRNESS OF THE TRANSACTION

     (a) The information set forth in the Prospectus under the captions "Summary - Fairness of the Exchange Value," "Comparison of Exchange Value with Values Used in 1997 Partnership Roll-up," "Alternatives to the Exchange," "Reasons for the Exchange Offer - Recommendations of the General Partner and Middle Bay" and "Method of Determining Exchange Value" is incorporated herein by reference. No director of the General Partner dissented to or abstained from voting on any approval of the actions of the General Partner or Middle Bay in connection with the matters covered in this Schedule 13E-3.

     (b) The information set forth in the Prospectus under the captions "Summary - Fairness of the Exchange Value," "Comparison of Exchange Value with Values Used in 1997 Partnership Roll-up," "Alternatives to the Exchange," "Reasons for the Exchange Offer - Recommendations of the General Partner and Middle Bay" and "Method of Determining Exchange Value" is incorporated herein by reference. No director of the General Partner dissented to or abstained from voting on any approval of the actions of the General Partner or Middle Bay in connection with the matters covered in this Schedule 13E-3.

     (c) The Transaction was structured so that approval of at least a majority of unaffiliated security holders is not required.

     (d)  The information set forth in the Prospectus under the captions
"Risk Factors and Material Considerations - Lack of Arms-Length Negotiation to Determine Value of Partnership Units," "Risk Factors and Material Considerations - Lack of Independent Representative; Fairness Opinion" and "Method of Determining Exchange Value" is incorporated herein by reference.

     (e) The actions taken by the General Partner, acting in that capacity, in connection with the Transaction covered by this Schedule 13E-3 have been approved by the General Partner's and Middle Bay's Boards of Directors. A majority of the nonemployee directors voted in favor of such actions. The information set forth in the Prospectus under the caption "Reasons for the Exchange Offer - Approval of the Board of Directors of Middle Bay; Reasons for the Approval" is incorporated herein by reference.

     (f) No firm offers of which the Partnership, the General Partner or Middle Bay is aware have been made during the preceding 18 months by any unaffiliated person for (i) the merger or consolidation of the Partnership into or with such person or such person into or with the Partnership; (ii) the sale or other transfer of all or any substantial part of the assets of the Partnership; or (iii) securities of the Partnership which would enable the holder thereof to exercise control of the Partnership.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

     (a)-(b) The information set forth in the Prospectus under the captions "Method of Determining Exchange Value" and "Reasons for the Exchange Offer" and the fair market value opinion of H.J. Gruy and Associates, Inc. and the Fairness Opinion of Harris Webb & Garrison, Inc. attached to the Prospectus are incorporated herein by reference.

     (c) The information set forth in the Prospectus under the captions "Method of Determining Exchange Value - Exchange Value Components" and "Fairness Opinion" is incorporated herein by reference. A copy of the fair market value opinion of H.J. Gruy and Associates, Inc. and the Fairness Opinion prepared by Harris Webb & Garrison, Inc. will be delivered to each limited partner with the Prospectus.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The information set forth in the Prospectus under the caption "Business of the Partnership - Number of Equity Security Holders" is incorporated herein by reference. None of the executive officers or directors of Middle Bay or the General Partner owns any interests in the Partnership.

     (b) No transaction in the securities of the Partnership has taken place in the last 60 days by any executive officers or directors of the General Partner or Middle Bay or by the Partnership.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

     Middle Bay is the parent of the General Partner. No contract, arrangement, understanding or relation-ship exists between Middle Bay or its executive officers or directors and any person in connection with the Exchange Offer with respect to the securities of the Partnership.

ITEM 12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS
          WITH REGARD TO THE TRANSACTION

     The General Partner owns 56.24% of the outstanding Units of the Partnership and will vote such Units in favor of adoption of the Proposal.
The information set forth under the captions "Reasons for the Exchange Offer - Recommendation of the General Partner" and "Approval of the Board of Directors of Middle Bay; Reasons for the Approval" is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION

     (a)  The information set forth in the Prospectus under the caption
"The Exchange Offer and Proposal - Limited Appraisal and Dissenters' Rights" is incorporated herein by reference.

     (b) The information set forth in the Prospectus under the captions "Reasons for the Exchange Offer - Access to Investor Lists" and "Risk Factors and Material Considerations - Lack of Independent Representative; Fairness Opinion" is incorporated herein by reference.

     (c) The Transaction does not involve the exchange of any debt securities.

ITEM 14.  FINANCIAL INFORMATION

     (a) The financial information required by this Item is incorporated herein by reference to the Prospectus under the captions "Selected Financial Data - Partnership" and "Index to Financial Statements - Enex Consolidated Partners, L.P."

     (b) Because approval of the Proposal by limited partners will result in dissolution of the Partnership, pro forma data on the effect of the Transaction and the Partnership would not be meaningful or material.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

     (a) Certain directors, officers and employees of the General Partner and/or Middle Bay, not especially employed for this purpose, may solicit limited partners relating to the Proposal, without additional remuneration therefor, by mail, telephone, telegraph or personal interview. The estimated costs to be incurred by the Partnership in connection with the proposed dissolution and liquidation are described in the response to Item 6(b) above. The information set forth in the Prospectus under the caption "Consent Procedures - Solicitation of Letters of Transmittal" is incorporated herein by reference.

     (b) No person, other than those described in the response to Item 15(a), has been or will be retained or compensated to make solicitations or recommendations in connection with the Proposal.

ITEM 16.  ADDITIONAL INFORMATION

     No additional material information is necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS

     (a) There is no loan agreement of the type referred to in Item 6 of this Schedule.

     (b)  The fair market value opinion and the reserve reports of H.J.
Gruy and Associates, Inc. are incorporated herein by reference to Exhibit A to the Prospectus. The Fairness Opinion of Harris Webb & Garrison, Inc. is incorporated by reference to Exhibit D to the Prospectus.

     (c) There are no contracts, arrangements, understandings or relationships of the type referred to in Item 11 of this Schedule.

     (d) There are no disclosure materials of the type furnished to security holders in connection with the Transaction pursuant to Rule 13e-3(d).

     (e) The dissenters' and appraisal rights and procedures for exercising such rights as referred to in Item 13(a) of this Schedule are described in the Prospectus under the caption "The Exchange Offer and Proposal
- Limited Appraisal and Dissenters' Rights" and the Letter of Transmittal attached as Exhibit C to the Prospectus, each of which is incorporated herein by reference. The Prospectus and the Letter of Transmittal will be furnished to each Unitholder in connection with the Exchange Offer and Proposal.

     (f) All solicitation of or recommendations to security holders referred to in Item 15(b) will not be made by or on behalf of the Partnership.


SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated:  November 13, 1998
                             ENEX CONSOLIDATED PARTNERS, L.P.

                             By:  Enex Resources Corporation, as General
                                  Partner of Enex Consolidated Partners, L.P.

                                  /s/ John J. Bassett
                             By:
                                --------------------------------------------
                                John J. Bassett, President

Dated:  November 13, 1998
                             MIDDLE BAY OIL COMPANY, INC.

                                  /s/ John J. Bassett
                             By:
                                --------------------------------------------
                                John J. Bassett, President